Exhibit 5.2

Writer’s Direct Dial: +44 (0) 207 614-2254

E-Mail: sovenden@cgsh.com

March 18, 2013

GlaxoSmithKline Capital Inc.

1105 North Market Street

Suite 622

Wilmington, Delaware 19801

United States

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Ladies and Gentlemen:

We have acted as special English counsel to GlaxoSmithKline Capital Inc., a Delaware corporation (“GSK Capital Inc.”), and GlaxoSmithKline plc, a public limited company incorporated in England and Wales (the “Guarantor”), in connection with the offering pursuant to a registration statement on Form F-3 (Nos. 333-172621 and 333-172621-02), as amended as of its most recent effective date (March 13, 2013), insofar as it relates to the Securities (as defined below) (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)) (as so amended, but excluding the documents incorporated by reference therein, the “Registration Statement”) and the prospectus, dated March 4, 2011, as supplemented by the prospectus supplement thereto, dated March 13, 2013 (together, the “Prospectus”), of (i) guaranteed debt securities of GSK Capital Inc. consisting of U.S.$1,250,000,000 aggregate principal amount of 0.700% Notes due 2016 (the “2016 Notes”), U.S.$1,250,000,000 aggregate principal amount of 2.800% Notes due 2023 (the “2023 Notes”) and U.S.$500,000,000 aggregate principal amount of 4.200% Notes due 2043 (the “2043 Notes” and, together with the 2016 Notes and the 2023 Notes, the “Debt Securities”) and (ii) guarantees of the Guarantor in respect of the Debt Securities (the “Guarantees” and, together with the Debt Securities, the “Securities”), to be issued in each case under an indenture dated as of April 6, 2004, as supplemented by the First Supplemental Indenture dated as of March 18, 2013 (the “Indenture”), among GSK Capital Inc., the Guarantor and Law Debenture Trust Company of New York (as successor to Citibank, N.A., pursuant to an Instrument of Resignation, Appointment and Acceptance dated December 27, 2007 among GSK Capital Inc., the Guarantor, Law Debenture Trust Company of New York and Citibank, N.A.), as trustee (the “Trustee”).

GlaxoSmithKline Capital Inc. et al., p. 2

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	the Prospectus;

(c)	a Certificate of the Secretary of the Guarantor dated March 18, 2013 ( the “Secretary’s Certificate”) having annexed thereto and certified as true, complete and up-to-date copies, the following documents:

(i)	the Memorandum and Articles of Association of the Guarantor; and

(ii)	the minutes of the meetings of the Board of Directors of the Guarantor held on July 14, 2011 and July 11, 2012, and the Corporate Administration & Transactions Committee of the Guarantor held on March 13, 2013 and March 15, 2013;

(d)	a Certificate of the Secretary of the Guarantor dated April 6, 2004 (the “2004 Secretary’s Certificate”) having annexed thereto and certified as true, complete and up-to-date copies as at such date of the following documents:

(i)	the Memorandum and Articles of Association of the Guarantor (the “2004 Guarantor Memorandum and Articles”); and

(ii)	the minutes of the meetings of the Board of Directors of the Guarantor held on October 4, 2002 and the Corporate Administration & Transactions Committee of the Guarantor held on March 28, 2003, September 2, 2003 and March 26, 2004 (all such minutes, together with the minutes referred to in paragraph (c)(ii) above, the “Guarantor Minutes”);

(e)	facsimile copies of the Securities in global form as executed by GSK Capital Inc. and the Guarantor and authenticated by the Trustee; and

(f)	an executed copy of the Indenture, including the certificated form of Debt Securities.

GlaxoSmithKline Capital Inc. et al., p. 3

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such instruments and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In this opinion letter, the Indenture and the Securities are referred to collectively as the “Transaction Documents” or each individually as a “Transaction Document.”

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies, facsimile or electronic copies;

(b)	that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate;

(c)	that each of the Transaction Documents has been or will be duly authorised, executed and delivered by or on behalf of each of the parties to such Transaction Document (other than the Guarantor) and each such party (other than the Guarantor) has the power, capacity and authority to execute, deliver and perform its obligations contained in each of the Transaction Documents to which it is a party;

(d)	that each of the parties to the Transaction Documents has fully complied with its obligations under all applicable money laundering legislation;

(e)	that the binding effect of the Transaction Documents on the parties thereto is not affected by duress, undue influence or mistake, and no document has been entered into by any of the parties thereto in connection with any unlawful activity;

(f)	that all consents, approvals, notices, filings and registrations that are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Documents have been or will be duly made or obtained;

(g)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(h)	that each of the Transaction Documents constitutes legal, valid and binding obligations of the parties thereto under all applicable laws (including the laws of the State of New York by which the Transaction Documents are expressed to be governed) enforceable in accordance with their terms and have the same meaning and effect as if they were governed by English law;

GlaxoSmithKline Capital Inc. et al., p. 4

(i)	that the information relating to the Guarantor disclosed by our on-line searches on March 18, 2013, at Companies House and by telephone at the Central Registry of Winding up Petitions at the Companies Court in London on March 18, 2013, in relation to the Guarantor was then complete, up to date and accurate and has not since then been materially altered and that such searches did not fail to disclose any material information that had been delivered for registration at the time of our search but did not appear on-line or on the file in London (as applicable) at the time of our search, and that the information relating to the Guarantor disclosed by our on-line searches and by telephone included all material information and disclosed all petitions for an administration order or winding up, if any, in respect of the Guarantor that have been presented in England and Wales;

(j)	that each director of the Guarantor has disclosed any interest which he may have in the transactions contemplated by each of the Transaction Documents in accordance with the provisions of the Companies Act 1985 and the Companies Act 2006 and the articles of association of the Guarantor, and that none of the relevant directors of the Guarantor have any interest in such transactions except to the extent permitted by the articles of association of the Guarantor;

(k)	that the execution and delivery of each of the Transaction Documents by the Guarantor, and the exercise of the Guarantor’s rights and performance of the Guarantor’s obligations thereunder will materially benefit the Guarantor and that the directors of the Guarantor acted in good faith and in the interests of such party in approving each of the Transaction Documents and the transactions contemplated thereby;

(l)	the accuracy as to factual matters of each document we have reviewed including, without limitation, the accuracy of the representations and warranties of each of the parties to the Transaction Documents and the accuracy and completeness of all statements in the Secretary’s Certificate and the 2004 Secretary’s Certificate as at the date of such certificate;

(m)	that where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement; and

(n)	that any limit on borrowings to which the Guarantor is subject has not been exceeded, and that the entry into or the performance of the Transaction Documents will not cause any such limit on borrowings to be exceeded.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that:

1. The Guarantor has been duly incorporated as a public limited company under the laws of England and Wales. A search of the records of the Registrar of Companies as made public through the www.companieshouse.gov.uk website on March 18, 2013 and an oral enquiry made to the Central Registry of Winding up Petitions at the Companies Court at approximately 10:26 AM GMT on March 18, 2013 revealed no petition, order or resolution for the winding up of the Guarantor and no petition for, and no notice of appointment of, a receiver or administrator, provided that:

(a)	the searches with Companies House referred to above are not conclusively capable of revealing whether or not (i) a winding up order has been made in respect of a company or a resolution passed for the winding up of a company, or (ii) an administration order has been made in respect of a company, or (iii) a receiver, administrative receiver, administrator or liquidator has been appointed in respect of a company, since notice of these matters might not be filed with Companies House immediately and, when filed, might not be made available through the website or entered on the files of Companies House relating to insolvency details with respect to the relevant company immediately. In addition, such searches are not capable of revealing, prior to the making of the relevant order, whether or not a winding up petition or a petition for an administration order has been presented; and

GlaxoSmithKline Capital Inc. et al., p. 5

(b)	the enquiry at the Central Registry of Winding up Petitions at the Companies Court referred to above relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to the period of six months prior to the date when the enquiry was made. We have not made enquiries of any County Court as to whether a petition for the appointment of an administrator has been presented to, or an administration order has been made by, any County Court against the Guarantor.

2. The Guarantor possesses the corporate power and authority to enter into and perform its obligations under each of the Transaction Documents to which it is a party.

3. The Indenture has been duly authorised, executed and delivered by the Guarantor.

4. The Guarantees have been duly authorised, executed and delivered by the Guarantor.

We express no opinion as to any agreement, instrument or other document that may arise or be entered into, or as to any liability to tax that may arise or be incurred as a result of or in connection with the Transaction Documents, including, without limitation, the creation, issue or offer of the Securities or any other transaction.

The opinions set out above are limited to the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales and are given on the basis that this opinion letter will be governed by and construed in accordance with English law.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 6-K of the Guarantor dated March 18, 2013 and to the reference to us under the heading “Validity of Notes” in the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

GlaxoSmithKline Capital Inc. et al., p. 6

The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Simon Ovenden
Simon Ovenden, a Partner